SHARE TRANSFER DEED

I, the undersigned, Elron Electronic Industries Ltd., of Azrieli Center, Triangle Building, Tel Aviv (the “Transferor”), in consideration for $196,580,000 (one hundred and ninety six million, five hundred and eighty thousand U.S. Dollars) paid to me by Federmann Enterprises Ltd., (hereinafter called the “Transferee”), hereby transfers to the Transferee 7,815,448 (seven million eight hundred fifteen, four hundred and forty eight) Ordinary Shares of nominal value NIS 1.00 each, designated by numbers 1-7431748, 8273267-8441791, 8685423-8694891, 21537986-21562985, 21586836-21622035, 21641386-21660585, 21765286-21775285, 21867665-21874489, 23149552-23178135, 23570793-23577492, 23728193-23766082, 24417625-24429124, 24430025-24451274, 24716971-24718245, 24739107-24740106, 24812777-24814058 inclusive, of Elbit Systems Ltd., to be held by the Transferee, its administrators, and assigns, upon all of the terms and conditions subject to which the Transferor held such Shares as of the date of signing of this Deed of Transfer and the, I, the undersigned Transferee do hereby agree to accept such shares subject to the above terms and conditions.

Signed by Transferor: _______________

Elron Electronic Industries Ltd.

Witness to Signature: _______________

Signed by Transferee: _______________

Federmann Enterprises Ltd.

Witness to Signature: _______________